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                           August 17, 2020

       Manuel C. Alves Aivado, M.D., Ph.D.
       President and Chief Executive Officer
       Aileron Therapeutics, Inc.
       490 Arsenal Way, Suite 210
       Watertown, MA 02472

                                                        Re: Aileron
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2020
                                                            File No. 333-244367

       Dear Dr. Aivado:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Stuart M. Falber, Esq.